12011765

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-28666

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington DC
123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (Date) AND ENDING December 31, 2011 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BedRok Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Theodore Fremd Avenue - Suite C-301
(No. and Street)

Rye	NY	10580
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J. Caplan — 914-740-1501
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Avenue, Suite 200	East Hanover	NJ	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard J. Caplan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BedRok Securities LLC as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANDRA N BUDHRAM
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01BU6249938
Qualified in Bronx County
Commission Expires October 17, 2015

Diandra M. Budhram
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BEDROK SECURITIES LLC

ANNUAL AUDITED REPORT
FORM X-17X-5
PART III

SEC FILE NO. 8-28666

YEAR ENDED DECEMBER 31, 2011

AND

INDEPENDENT AUDITORS' REPORT

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

BEDROK SECURITIES LLC

ANNUAL AUDITED REPORT
FORM X-17X-5
PART III

SEC FILE NO. 8-28666

YEAR ENDED DECEMBER 31, 2011

AND

INDEPENDENT AUDITORS' REPORT

BEDROK SECURITIES LLC

TABLE OF CONTENTS

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Member
BedRok Securities LLC

We have audited the accompanying statement of financial condition of BedRok Securities LLC (the "Company") as of December 31, 2011, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BedRok Securities LLC as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Friedman LLP

February 27, 2012

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND | BEIJING AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

BEDROK SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS	
Cash	$ 1,976,707
Securities owned, at market value	8,691,765
Deposit with clearing organization	250,000
Property and equipment, net	272,171
Other assets	86,826
	$ 11,277,469
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Due to Parent	$ 95,652
Due to clearing broker	519,644
Securities sold, not yet purchased, at market value	821,905
Accounts payable and accrued expenses	4,612,988
	6,050,189
Commitments	
Member's equity	5,227,280
	$ 11,277,469

See notes to financial statements.

BEDROK SECURITIES LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2011

Revenues	
Trading income	$ 26,354,210
Interest income	1,274,351
	27,628,561
Operating expenses	
Employee compensation and benefits	23,366,092
Market data	2,199,630
Travel and entertainment	742,649
Clearing costs	347,306
Occupancy cost	418,368
Regulatory and SIPC fees	275,089
Interest expense	209,361
Depreciation and amortization	92,101
Other operating expenses	705,287
	28,355,883
Net loss	$ (727,322)

See notes to financial statements.

BEDROK SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2011

Balance, January 1, 2011	$ 6,604,602
Net loss	(727,322)
Member distributions	(650,000)
Balance, December 31, 2011	$ 5,227,280

See notes to financial statements.

BEDROK SECURITIES LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities	
Net loss	$ (727,322)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation and amortization	92,101
Loss on disposal of assets	82,815
Changes in assets and liabilities	
Securities owned	5,075,346
Other assets	83,860
Due to clearing broker	5,341,215
Securities sold, not yet purchased	(2,435,479)
Accounts payable and accrued expenses	(5,353,066)
Net cash provided by operating activities	2,159,470
Cash flows from investing activities	
Proceeds from sale of assets	4,000
Acquisition of furniture and equipment	(19,745)
Net cash used in investing activities	(15,745)
Cash flows from financing activities	
Due to Parent	95,652
Member distributions	(650,000)
Net cash used in financing activities	(554,348)
Net increase in cash	1,589,377
Cash, beginning of year	387,330
Cash, end of year	$ 1,976,707
Supplemental cash flow disclosures	
Interest paid	$ 209,361

See notes to financial statements.

1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
BedRok Securities LLC (the "Company") is a broker dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's parent Company, CapRok Capital LLC (the "Parent") is owned by two partners. The Company operates sales offices in New York and Texas and acts as a broker and dealer of products consisting primarily of asset backed securities, corporate bonds and stocks.

The Company has an agreement with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Concentration of Credit Risk for Cash
The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Depreciation and Amortization
Property and equipment are depreciated on a straight-line basis over their estimated useful lives. Leasehold improvements are amortized over the shorter of their useful lives or the remaining life of the lease.

Securities Transactions
Securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes
The Company is not a taxpaying entity for income tax purposes and, accordingly, no provision has been made for income taxes. All income or losses will be reported on the member's income tax return.

Federal, state and local income tax returns for all years prior to 2008 are no longer subject to examination by tax authorities.

Fair Value Measurements
United States generally accepted accounting principles ("GAAP") requires certain financial assets and liabilities to be measured at fair value. GAAP defines fair value, provides guidance for measuring fair value, requires certain disclosures and discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). GAAP also provides for a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs that reflect management's own assumptions.

Subsequent Events
These financial statements were approved by management and available for issuance on February 27, 2012. Management has evaluated subsequent events through this date.

2 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading debt and equity securities recorded at market values, as follows:

	Owned	Sold, Not Yet Purchased
Asset backed securities	$ 8,614,656	$ 805,441
Corporate bonds	60,836	180
Corporate stocks	13,410	16,284
Exchange traded products	2,863	-
	$ 8,691,765	$ 821,905

Asset back securities and corporate bonds are valued using level 2 inputs. Corporate stocks and exchange traded products are valued using level 1 inputs.

3 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Office equipment	$ 198,609
Furniture and fixtures	73,473
Computer and office equipment	101,218
Leasehold improvements	67,355
	440,655
Less - Accumulated depreciation and amortization	168,484
	$ 272,171

4 - OTHER ASSETS

Other assets consist of the following:

Prepaid expenses	$ 61,195
Security deposits	25,631
	$ 86,826

5 - DUE TO CLEARING BROKER

The due to clearing broker is comprised of amounts the Company owes its clearing broker for transactions previously consummated.

6 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

Accounts payable	$ 47,444
Accrued payroll expenses	4,086,212
Accrued deferred compensation plans	382,255
Accrued other	97,077
	$ 4,612,988

7 - COMMITMENTS

The Parent is obligated under a non-cancelable operating lease located in Rye, NY which is the Company's primary corporate office. The future minimum rental payment in 2012 is $53,192. The Company does not have an executed sub-lease agreement with the Parent for these locations, but is responsible for making monthly rent payments to the landlord. The Parent is currently renegotiating a new lease.

The Company is obligated under a non-cancelable operating lease for an office facility located in Dallas, TX. The lease will terminate in May, 2012 and requires monthly rent payments of $1,400. The future minimum rental payment in 2012 is $7,000.

Rent expense was $418,368 for the year ended December 31, 2011.

8 - RETIREMENT PLANS

The Company maintains a 401(k) deferred compensation plan, which covers substantially all employees. Participants are permitted, in accordance with the provisions of Section 401(k) of the Internal Revenue Code, to contribute a portion of their gross earnings into the Plan. Employer contributions are made on a discretionary basis. No employer contributions were made for the year ended December 31, 2011.

The Parent has a multi-employer defined benefit plan covering certain management executives. During 2011, the Company contributed $226,902 to the plan.

9 - RELATED PARTY TRANSACTION

Certain expense allocations were paid by the Parent on the Company's behalf during 2011. As of December 31, 2011, the Company has a balance of $95,652 due to the Parent relating to these expense allocations.

10 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2011, the Company had net capital of $3,443,154, which exceeded requirements by $3,129,245. The ratio of aggregate indebtedness to net capital was 1.37 to 1.

11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market prices.

12 - RISKS AND UNCERTAINTIES

The Company invests in certain securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the balance sheet.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2011

BEDROK SECURITIES LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

Computation of net capital		
Total member's equity	$	5,227,280
Less - Non-allowable assets		
Property and equipment		(272,171)
Other assets		(86,826)
Net capital before haircuts on securities positions		4,868,283
Haircuts and undue concentrations		(1,425,129)
Net capital	$	3,443,154
Computation of aggregate indebtedness		
Accounts payable and accrued expenses includable in aggregate indebtedness	$	4,708,640
Aggregate indebtedness	$	4,708,640
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	313,909
Minimum dollar requirement		100,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	313,909
Excess net capital	$	3,129,245
Excess net capital at 1000 percent	$	2,972,290
Ratio: aggregate indebtedness to net capital		1.37 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2011)		
Net capital, as reported in Company's Part II (unaudited) Focus report	$	3,443,154
Increases (decreases) resulting from December 31, 2011 audit adjustments, net		-
Net capital, as included in this report	$	3,443,154

BEDROK SECURITIES LLC

SCHEDULE II

STATEMENT REGARDING SEC RULE 15c3-3

DECEMBER 31, 2011

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
BedRok Securities LLC

In planning and performing our audit of the financial statements of BedRok Securities LLC (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants

East Hanover, New Jersey
February 27, 2012

Washington, DC
123

BEDROK SECURITIES LLC

SECURITIES INVESTOR PROTECTION CORPORATION FORM SIPC-7

SEC FILE NO. 8-28666

YEAR ENDED DECEMBER 31, 2011

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

BEDROK SECURITIES LLC

SECURITIES INVESTOR PROTECTION
CORPORATION FORM SIPC-7

SEC FILE NO. 8-28666

YEAR ENDED DECEMBER 31, 2011

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
BedRok Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by BedRok Securities LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating BedRok Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). BedRok Securities LLC's management is responsible for BedRok Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noted no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

February 27, 2012

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND | BEIJING AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

BEDROK SECURITIES LLC

SECURITIES INVESTOR PROTECTION CORPORATION
SCHEDULE OF ASSESSMENT AND PAYMENTS

YEAR ENDED DECEMBER 31, 2011

Period Covered	Date Paid		Amount
General assessment reconciliation for the year ended December 31, 2011		$	67,303
Payment schedule:			
Overpayment from prior year amended SIPC 7			397
SIPC-6	8/19/2011		40,853
SIPC-7	2/8/2012		26,450
Overpayment applied to 2012		$	(397)

See independent accountants' report on applying agreed-upon procedures.